FILED BY NORTHFIELD BANCORP, INC. PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED AND DEEMED FILED PURSUANT TO RULE 14A-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED SUBJECT COMPANY: VSB BANCORP, INC.

FILED BY NORTHFIELD BANCORP, INC. PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED AND DEEMED FILED PURSUANT TO RULE 14A-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED SUBJECT COMPANY: VSB BANCORP, INC. Introduction Ralph Branca President and Chief Executive Ofﬁcer 2

FILED BY NORTHFIELD BANCORP, INC. PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED AND DEEMED FILED PURSUANT TO RULE 14A-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED SUBJECT COMPANY: VSB BANCORP, INC. Welcome Steve Klein President and Chief Executive Ofﬁcer 3

FILED BY NORTHFIELD BANCORP, INC. PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED AND DEEMED FILED PURSUANT TO RULE 14A-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED SUBJECT COMPANY: VSB BANCORP, INC. Our Team Steve Klein Dave Fasanella Tara French PRESIDENT & CEO EVP, CHIEF EVP, CHIEF LENDING OFFICER ADMINISTRATIVE OFFICER 4 Bill Jacobs Robin Michael Widmer EVP, CHIEF Lefkowitz EVP, OPERATIONS FINANCIAL OFFICER EVP, BUSINESS DEVELOPMENT & 4 BRANCH ADMIN

FILED BY NORTHFIELD BANCORP, INC. PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED AND DEEMED FILED PURSUANT TO RULE 14A-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED FoundedSUBJECT inCOMPANY: 1887 VSB BANCORP, INC. About $5.0 Billion in Assets Northfield 37 Branch Locations 385 Employees New York (Richmond and Kings counties) & New Jersey (Union, Middlesex, Mercer, and Hunterdon counties) 5

FILED BY NORTHFIELD BANCORP, INC. PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED AND DEEMED FILED PURSUANT TO RULE 14A-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED SUBJECT COMPANY: VSB BANCORP, INC. United With Staten Island Over $125,000 given to Staten Island organizations by the Bank in 2019. Employees volunteer on charitable boards and Committees. Actively involved in Staten Island Chamber, SIEDC, and many other business and community organizations. 6

FILED BY NORTHFIELD BANCORP, INC. PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED AND DEEMED FILED PURSUANT TO RULE 14A-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED SUBJECT COMPANY: VSB BANCORP, INC. Over $5.6 million in Support to Staten Island* 7 * cumulative since Foundation’s inception

FILED BY NORTHFIELD BANCORP, INC. PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED AND DEEMED FILED PURSUANT TO RULE 14A-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED SUBJECT COMPANY: VSB BANCORP, INC. Products & Services Retail Commercial Digital Free Checking Business Checking Online Banking Financial Planning Savings Business Money Mobile Check Deposit Annuities Certiﬁcates of Deposit Market Zelle® Mutual Funds Money Market Small Business Loans Apple and Google Pay Brokerage uChoose Rewards® Commercial Loans Online Account Retirement Planning Card Valet Real Estate Lending Opening Home Equity Loans Cash Management Mobile Alerts Remote Deposit 8

FILED BY NORTHFIELD BANCORP, INC. PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED AND DEEMED FILED PURSUANT TO RULE 14A-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED BrandingSUBJECT COMPANY: VSB BANCORP, INC. & Advertising 9

FILED BY NORTHFIELD BANCORP, INC. PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED AND DEEMED FILED PURSUANT TO RULE 14A-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED SUBJECT COMPANY: VSB BANCORP, INC. Mergers 10

FILED BY NORTHFIELD BANCORP, INC. PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED AND DEEMED FILED PURSUANT TO RULE 14A-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED SUBJECT COMPANY: VSB BANCORP, INC. Expands Products The and Services Combined Strengthens Organization Competitive Position in Staten Island Augments Lending and Deposit Capabilities 11

FILED BY NORTHFIELD BANCORP, INC. PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED AND DEEMED FILED PURSUANT TO RULE 14A-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED IntroductorySUBJECT COMPANY: Meeting VSB BANCORP, INC. (January 15, 2020) What Functional Leaders Begin to Plan for You Can Merger and Conversion (January 30 or 31, 2020 and Expect Weekly/Biweekly thereafter) Corporate-Wide Monthly Communications Legal Merger (April 30 or May 31, 2020) System Conversion (June 29, 2020) 12

FILED BY NORTHFIELD BANCORP, INC. PURSUANT TO RULEOrganizational 425 UNDER THE SECURITIES ACT OFNeeds 1933, AS AMENDED AND DEEMED FILED PURSUANT TO RULE 14A-12 UNDERAssessment THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED SUBJECT COMPANY: VSB BANCORP, INC. What (Target completion by March 13, 2020) One-on-One Meetings with You Can Employees Expect: (Target completion by March 13, 2020) Results of Organizational Human Needs Assessment Resources Communicated to Each Employee (Target week of March 16, 2020) Employee Beneﬁts Overview (Target week of March 23, 2020) Employee Transition and Onboarding (Beginning April 15 or May 15, 2020) 13 Timelines to be ﬁnalized

FILED BY NORTHFIELD BANCORP, INC. PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED AND DEEMED FILED PURSUANT TO RULE 14A-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED SUBJECT COMPANY: VSB BANCORP, INC. Who Please direct all questions to To victorymerger@eNorthﬁeld.com Contact Q&A Updates will be Provided 14

FILED BY NORTHFIELD BANCORP, INC. PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED AND DEEMED FILED PURSUANT TO RULE 14A-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED SUBJECT COMPANY: VSB BANCORP, INC. Questions And Answers 15

FILED BY NORTHFIELD BANCORP, INC. PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED AND DEEMED FILED PURSUANT TO RULE 14A-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED SUBJECT COMPANY: VSB BANCORP, INC.